# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TRIMAS CORP, CIK 0000842633
CUSIP: 896215209
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 38505 WOODWARD AVENUE, SUITE 200, BLOOMFIELD HILLS, Michigan (MI), 48304
Date of event which requires filing of this statement: 03/10/2025
Amends the filing with accession number 0000902664-24-005842
Filed by CIK 0002040467
Persons authorized to receive notices and communications: Trend International Holding AG, Wiesenstrasse 9, Zurich, Switzerland (V8), 8008, 41 44 268 69 38; Ele Klein, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000; Sean W. Brownridge, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Trend International Holding AG (CIK 0002040467): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC); sole voting power 0; shared voting power 4,170,667; sole dispositive power 0; shared dispositive power 4,170,667; aggregate amount beneficially owned 4,170,667 (10.3% of the class)
- Shawn Sedaghat (CIK 0001321614): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,071,641; sole dispositive power 0; shared dispositive power 5,071,641; aggregate amount beneficially owned 5,071,641 (12.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: TRIMAS CORP
Address of issuer's principal executive offices: 38505 WOODWARD AVENUE, SUITE 200, BLOOMFIELD HILLS, Michigan (MI), 48304
Comment: This Amendment No. 2 ("Amendment No. 2") amends the Schedule 13D with respect to the shares of Common Stock. This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is being filed by (i) Trend International Holding AG, a stock corporation (Aktiengesellschaft) organized under the laws of Switzerland ("Trend"), with respect to the shares held by it, and (ii) Shawn Sedaghat, an individual ("Mr. Sedaghat"), with respect to the shares held by Trend and the shares held by Swan Family Office, LLC ("Swan"), a Delaware limited liability company. Each of Trend and Mr. Sedaghat is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Mr. Sedaghat is the Chairman of the Board of Trend and the sole managing member of Swan.

Schedule 1 attached to the Original Schedule 13D sets forth the information required by Instruction C to Schedule 13D.
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The business address of each of Trend and Mr. Sedaghat is Wiesenstrasse 9, 8008 Zurich, Switzerland.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The principal business of Trend is the acquiring, holding, managing, and disposing of investments on behalf of Mr. Sedaghat. The principal business of Mr. Sedaghat is as a private investor.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The first paragraph of Item 3 is amended and restated in its entirety as follows:

The aggregate cost of the shares of Common Stock beneficially owned by the Reporting Persons is approximately $127,408,568.94 USD, excluding brokerage commissions. The shares of Common Stock were purchased with the working capital of Trend and Swan.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

See rows (11) and (13) of the cover pages to this Amendment No. 2 for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 40,583,198 shares of Common Stock outstanding as of February 20, 2025, as disclosed in the Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed by the Issuer with the Securities and Exchange Commission on February 27, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

See rows (7) through (10) of the cover pages to this Amendment No. 2 for the shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty (60) days, which were all in the open market, are set forth on Schedule 1 attached hereto.

## Signatures
- Trend International Holding AG: /s/ Shawn Sedaghat, Shawn Sedaghat, Chairman of the Board (03/12/2025)
- Shawn Sedaghat: /s/ Shawn Sedaghat, Shawn Sedaghat, Individually (03/12/2025)